Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated June 15, 2026

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (STARS®)

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three Health Care Sector Stocks
Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called on the first and second Observation Dates
Market Measure	An approximately equally weighted basket of three health care sector stocks composed of the common stock of Bristol-Myers Squibb Company (NYSE symbol: “BMY”), the common stock of Eli Lilly and Company (NYSE symbol: “LLY”) and the common stock of Merck & Co., Inc. (NYSE symbol: “MRK”) (each, a “Basket Stock”). Each Basket Stock is issued by an “Underlying Company.”
Automatic Call	Automatic call if the Observation Level of the Basket on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The value of the Basket on the applicable Observation Date
Observation Dates	Approximately one, two and three years after the pricing date
Call Level	100% of the Starting Value
Call Amounts

In the event of an automatic call, the amount payable per unit will be:

•  [$11.15 to $11.25] if called on the first Observation Date

•  [$12.30 to $12.50] if called on the second Observation Date

•  [$13.45 to $13.75] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Basket, with 100% of your principal at risk
Threshold Value	100% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326008956/dp248356_424b2-9045baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.

•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•	Your investment return is limited to the return represented by the Call Premiums and may be less than a comparable investment directly in the Basket Stocks.

•	Changes in the price of one Basket Stock may be offset by changes in the prices of the other Basket Stocks.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	A trading market is not expected to develop for the notes.

•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the Basket Stocks), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.

•	The Underlying Companies will have no obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

•	The payment on the notes will not be adjusted for all corporate events that could affect a Basket Stock.

•	The U.S. federal income tax consequences of an investment in the notes are uncertain.

•	The stocks included in the Basket are concentrated in one sector.

•	An investment in the notes is subject to risks associated with investing in stocks in the health care sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.